                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934

            For the transition period from ________ to ________

                          Commission file number 0-3319

A.  Full title of the plan and the address of the plan,  if different  from that of the issuer named below:

                    Del Global Technologies Corp. 401(k) Plan

B.  Name of issuer of the  securities  held pursuant to the plan and the address of its principal executive office:

                    Del Global Technologies Corporation
                    One Commerce Park
                    Valhalla, NY 10595

                              REQUIRED INFORMATION

ITEM 4.     FINANCIAL STATEMENTS AND EXHIBITS.
            ----------------------------------

      (a)   Financial Statements

            Financial  statements  prepared  in  accordance  with the  financial reporting  requirements  of ERISA are included herein in lieu of the requirements of Items 1 to 3.

      (b)   Exhibits:

            23.1     Consent of Conroy, Smith & Co.

DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available for Benefits as of December 31,
     2002 and 2001                                                           2

   Statement of Changes in Net Assets Available for Benefits for
     the Year Ended December 31, 2002                                        3

   Notes to Financial Statements                                           4-10

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part 4(i), Schedule of Assets Held for
     Investment Purposes at End of Year as of December 31, 2002             11

                          INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Del Global Technologies Corp. 401(k) Plan

We have  audited the  accompanying  statement of net assets  available  for Plan participants  of Del Global  Technologies  Corp.  401(k) Plan (the "Plan") as of
December 31, 2002, and the related statements of changes in net assets available for Plan  participants  for the year ended  December 31, 2002.  These  financial statements are the responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial  statements based on our audits. The statement of net assets available for Plan participants as of December 31, 2001, was audited by other  auditors  whose report  thereon,  dated  February 24, 2003 expressed an unqualified opinion.

We conducted our audits in accordance with auditing standards generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our  opinion,  such  financial  statements  present  fairly,  in all material respects,  the net  assets  available  for Plan  participants  of the Plan as of
December 31, 2002, and the changes in net assets available for Plan participants for the year ended December 31, 2002 in conformity  with  accounting  principles generally accepted in the United States of America.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental  schedule of assets held for investment  purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security  Act of  1974.  This  schedule  is  the  responsibility  of the  Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002  financial  statements  and, in our  opinion,  is fairly stated in all material  respects when considered in relation to the basic financial statements taken as a whole.

/s/ Conroy, Smith & Co
----------------------

Conroy, Smith & Co
August 21, 2003
Hackensack, NJ

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2002 AND 2001

                                                        2002              2001
                                                        ----              ----

Assets:
    Investments, at fair value                       $5,411,144       $7,620,357
 Cash                                                     1,000             --
    Accrued income                                        3,843             --
    Contributions:
        Participants                                     54,561           55,960
                                                     ----------       ----------

               Total assets                          $5,470,548       $7,676,317
                                                     ----------       ----------

Liabilities:
    Accrued expenses and accounts payable                  --               --
                                                     ----------       ----------

Net assets available for benefits                    $5,470,548       $7,676,317
                                                     ==========       ==========

                       See notes to financial statements.

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2002

                                                                        2002
                                                                        ----

Additions:
    Investment income (loss):
        Net depreciation in fair value of investments               ($  822,609)
        Interest and dividends                                          214,675
        Other income                                                       --
                                                                    -----------

                Net investment loss                                 ($  607,934)
                                                                    -----------

    Contributions:
        Participant                                                 $   658,106
        Employer                                                           --
                                                                    -----------

                Total contributions                                 $   658,106
                                                                    -----------

                Total additions                                     $    50,172
                                                                    -----------

Deductions:
    Benefits paid to participants                                   $ 2,255,181
    Administrative expenses                                                 760
                                                                    -----------

                Total deductions                                    $ 2,255,941
                                                                    -----------

Decrease in net assets available for benefits                       ($2,205,769)

Net assets available for benefits:
    Beginning of year                                                 7,676,317
                                                                    -----------

    End of year                                                     $ 5,470,548
                                                                    ===========

                       See notes to financial statements.

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.     DESCRIPTION OF THE PLAN
            -----------------------

            The  following  summary  of  certain  provisions  of the Del  Global
            Technologies  Corp. 401(k) Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the summary
            Plan description and the Plan document for complete information.

            GENERAL - The Plan is a Merrill Lynch prototype defined contribution plan covering all employees of Del Global  Technologies  Corp.  (the
            "Company") and participating subsidiaries (RFI Corporation,  Dynarad
            Corp.,  Del Medical Systems Corp.,  Bertan High Voltgage Corp.,  Del
            Medical  Imaging Corp.  and the Del Power  Conversion  Division) who
            have completed one-quarter year of service and are age twenty-one or older.  The  Plan  is  subject  to the  provisions  of the  Employee
            Retirement Income Security Act of 1974 ("ERISA").

            On July 25, 2002, the Company's Board of Directors  appointed Thomas
            Gilboy,  Walter Schneider,  Ken Gavey, Chuck Meyer and Merrill Lynch
            Trust Company ("Merrill  Lynch") as Trustees of the Plan,  replacing
            Leonard Trugman,  Seymour Rubin, and David Engel.  Merrill Lynch was
            also  designated as Trustee.  Merrill Lynch also serves as custodian of the Plan's assets and executes all investment transactions.

            PARTICIPANT CONTRIBUTIONS - Employees may elect to contribute to the
            Plan  from  1%  to  15%  (in  full   percentage   points)  of  their
            "before-tax"  earnings,  and  from  1% to 10%  (in  full  percentage points) of their "after tax" earnings, up to a maximum in accordance with  Section  415(c)  of the  Internal  Revenue  Code and  adjusted annually for inflation thereafter.

            EMPLOYEE  CONTRIBUTIONS - Under the Plan's terms, the Company is not required  to  contribute  to the Plan.  The  Company  did not make a contribution to the plan for the 2002 plan year.

            PARTICIPANT  ACCOUNTS - Each participant's  account is credited with the participant's  contribution and allocations of (a) the Company's contribution  and (b) Plan earnings,  and charged with an allocation of administrative expenses (see expenses).  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant  is entitled is the benefit that can be provided from the participant's vested account.

            WITHDRAWALS - Under the terms of the Plan, a participant  may make a withdrawal  for reasons of economic  hardship  before  attaining age
            59-1/2.  Upon attaining age 59-1/2,  participants may withdraw their entire account balance.

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

Note 1.     Description of the Plan  (Continued)
            -----------------------

            VESTING - Employee and rollover  contributions are fully vested upon entering  the Plan.  Employer  contributions  vest at the  following rates:

                   Years of Service                    Vesting Percentage
                   ----------------                    ------------------

                   Less than one                             0%
                   One but less than two                    20
                   Two but less than three                  40
                   Three but less than four                 60
                   Four but less than five                  80
                   Five or more                            100

            PARTICIPANT LOANS - The Plan allows participants to borrow up to the lesser of  $50,000 or 50% of the  vested  portion  of their  account balances, subject to certain restrictions. Loan terms range from 1-5 years except for the purchase of a primary residence.  The loans are secured  by  the  balance  in the  participants'  account  and  bear interest at market rates.

            FORFEITURES  -  Forfeited   balances  of  terminated   participants'
            non-vested accounts are reallocated among remaining participants. At
            December 31, 2002, there were no forfeited non-vested accounts.

NOTE 2.     SIGNIFICANT ACCOUNTING POLICIES
            -------------------------------

            BASIS OF ACCOUNTING - The  accompanying  financial  statements  have been prepared in accordance  with  accounting  principles  generally accepted in the United States of America.

            ACCOUNTING  ESTIMATES - The  preparation of financial  statements in accordance  with  accounting  principles  generally  accepted in the
            United States of America  requires  management to make estimates and assumptions that affect the reported amounts of net assets available for Plan  participants  and changes  therein.  Actual  results could differ from those estimates.

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 2.     SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)
            -------------------------------

            RISKS  AND  UNCERTAINTIES  - The Plan  provides  various  investment options.  The  Plan's  mutual  funds  invest in  various  securities including U.S. Government  securities,  corporate debt instru-ments, and corporate common stocks.  Investment securities, in general, are exposed to various risks such as interest rate,  credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes  could  materially  affect the amounts  reported in the statement of net assets available for Plan participants.

            VALUATION  OF  INVESTMENTS  AND  INCOME  RECOGNITION  -  The  Plan's
            investments are stated at fair value.  The Merrill Lynch  Retirement
            Preservation  Trust which invests in  benefit-responsive  investment contracts is valued at contract value (cost plus accrued  interest).
            For all  other  funds,  quoted  market  prices  are  used  to  value investments.  Purchases and sales of securities  are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.
            Dividends are recorded on the ex-dividend date.

            BENEFIT PAYMENTS - Distributions  to Plan  participants are recorded when paid.

            EXPENSES -  Administrative  expenses are either paid by the Plan and are  allocated  to each  fund when  paid or by the Plan  Sponsor  as provided in the Plan document.

NOTE 3.     INVESTMENTS
            -----------

            The assets of the Plan, held by Merrill Lynch Trust, are invested in
            the  following   accounts:   a  guaranteed   trust  account,   three
            diversified  equity  and  fixed-income  accounts,  nine  diversified
            common  stock  funds,   and  the  Company's  common  stock,  at  the
            discretion  of the  participant.  The accounts  were  credited  with actual  earnings on the underlying  investments and charged for Plan withdrawals.

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 3.     INVESTMENTS  (CONTINUED)
            -----------

            The  following  investments  represent  five  percent or more of the
            Plan's net assets available for benefits as of December 31, 2002 and
            2001:

                                                               2002             2001
                                                               ----             ----

            Merrill Lynch Retirement Preservation
                    Trust                                   $2,697,581       $3,509,966
            AIM Value Fund                                           -        1,886,217
            Merrill Lynch Basic Value Fund                     489,002          616,537
            Merrill Lynch Balanced Capital Fund                      -          622,753
            Delaware Group Capital Fund                        320,045          397,875
            The Oakmark Equity & Income Fund                   483,572                -
            AIM Premier Equity Fund A                          886,005                -
                                                            ----------       ----------

                                                            $4,876,205       $7,033,348
                                                            ==========       ==========

            During the year ended  December  31,  2002,  the Plan's  investments
            (including gains and losses on investments  bought and sold, as well as held  during  the  year)  depreciated  in  value by  $822,609  as follows:

                                                                2002
                                                                ----

                     Diversified equity and fixed income      ($844,087)
                     Common stocks                               21,478
                                                              ---------

                                                              ($822,609)
                                                              ==========

            The Merrill Lynch Retirement Preservation Trust primarily invests in investment  contracts  providing a  guaranteed  return on  principal invested over a specified period. The crediting interest rate, which approximates  the average  yield as of December  31, 2002 was 5.89%.
            The  investments  are fully benefit  responsive  and are recorded at contract value,  which equals principal plus accrued  interest,  and was determined to approximate fair value.

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 4.     LITIGATION
            ----------

            Securities  and  Exchange  Commission  ("SEC")  Investigation  -  On
            December 11, 2000,  the Division of  Enforcement of the SEC issued a
            formal  Order  Directing  Private  Investigation,   designating  SEC
            officers to take  testimony and requiring the  production of certain documents,  in  connection  with matters  giving rise to the need to restate the Company's  previously issued financial  statements.  The
            Company  has  provided  numerous   documents  to  and  continues  to
            cooperate fully with the SEC staff.

            The Company has reached an agreement in principle  with the staff of the  SEC to  settle  the  SEC's  claims  against  the  Company.  The settlement  will  include a penalty of up to $400 and an  injunction against  future  violations of the  antifraud,  periodic  reporting, books and records and internal  accounting control provisions of the federal  securities law. The proposed  settlement may be subject to, amongst other things, a future  restatement of historical  financial statements for the Company, or other material adjustments.  However, management is not aware of any restatements or adjustments  required with respect to financial  statements filed with the SEC since April
            2002. In addition,  the proposed settlement will require approval by the Commission and by the Court.  We can give no assurance that this settlement will be approved by either the Commission or the Court or that the terms will not be changed.

            Although  the Company has not reached a binding  agreement  with the
            SEC on this  settlement  proposal,  management  believes  that  this agreement in  principle  is a  reasonable  basis on which it can now estimate  the  financial  impact  of this  SEC  investigation.  As a result,  the Company recorded a charge of $685 in the fourth quarter of fiscal 2002 related to this  agreement in principle  with the SEC
            Staff,   which  includes   associated  legal  costs.  The  liability
            associated  with this charge is included  in  Litigation  settlement
            reserves  on  the  accompanying   balance  sheet  for  both  periods
            presented  as adjusted  for any  associated  legal costs paid during fiscal 2003.

            Department  of Defense  ("DOD")  Investigation  - In June 2003,  the
            Company was advised that the US  Government is willing to enter into negotiations regarding a comprehensive  settlement of the ongoing US
            DOD investigation of its RFI subsidiary.  Management believes that a
            potential  comprehensive   settlement  will  include  the  Company's
            pleading  guilty to certain  criminal  charges,  and agreeing to pay certain fines and  restitution  to the Government in an amount which could be material to the Company. Since March 2002, the DOD has been investigating  certain  past  practices  at RFI which date back more than six years and pertain to RFI's Military  Specification testing, record keeping and general operating procedures.

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 4.     LITIGATION  (CONTINUED)
            ----------

            Prior to the preliminary  discussions with the US Government in June
            2003,  the Company had no basis to estimate the financial  impact of this investigation. Based on preliminary settlement discussions with the US Government,  discussions  with the Company's  legal advisors,
            consideration   of   settlements   reached   by  other   parties  in
            investigations  of this nature,  and  consideration of the Company's capital  resources,  management has now developed an estimate of the low end of the potential range of the financial impact. Accordingly, during the third  quarter of fiscal  2003,  the  Company  recorded a charge of $2,347,  which represents its estimate of the low end of a range of  potential  fines  and  legal and  professional  fees.  The liability  associated  with this charge is  included  in  Litigation settlement  reserves on the accompanying  balance sheet as of May 3,
            2003.

            There can be no assurance that such a potential  settlement  will be reached and, even if reached, that the ultimate fine required by any settlement will not vary  significantly  from the Company's estimate and expectations.

            The Company believes that any settlement could cause the DOD to seek to  limit  the  ability  of  the  Company  to do  business  with  US
            Government  entities.  Such  limitations  could  include  seeking  a
            "debarment"  or exclusion  from doing  business  with US  Government entities for a period of time. Because  management  believes that it has been  responsive in addressing the problems that affected RFI in the past, and RFI is the sole source  provider of certain  products, the Company is hopeful that as a result of the potential settlement, its ability to service the  governmental  and defense sectors of its business will not be interrupted.

            There can be no  assurance  that such a  settlement  will be reached and,  even if  reached  that the  ultimate  fine and  outcome of any settlement will not vary  significantly  from the Company's estimate and expectations.  In addition, such a settlement,  even on the most favorable terms, may have a material adverse impact on the Company's financial condition, liquidity and operations.

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 5.     PARTY-IN-INTEREST
            -----------------

            A portion of the plan's  investments  are shares in funds managed by
            Merrill Lynch Trust Company ("Merrill Lynch").  Merrill Lynch is the
            custodian  of  these   investments  as  defined  by  the  Plan  and,
            therefore, these transactions qualify as party-in-interest.

NOTE 6.     TERMINATION OF THE PLAN
            -----------------------

            Although it has not  expressed  any  intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate  the Plan  subject to the  provision of ERISA.
            However, in the event of Plan termination,  participants will become
            100%  vested in their  accounts  and the assets of the Plan shall be
            distributed  to  participants  and  beneficiaries   based  on  their
            individual accounts as of the termination date.

NOTE 7.     FEDERAL INCOME TAX STATUS
            -------------------------

            The Internal Revenue Service has determined and informed the Company by letter  dated June 21, 1995 that the Plan and  related  trust are designed in  accordance  with  applicable  sections of the  Internal
            Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter.  However, the Plan administrator  believes that  the  Plan is  designed  and is  currently  being  operated  in compliance with the applicable requirements of the Code.

NOTE 8.     SUBSEQUENT EVENT
            ----------------

            Effective  January  15,  2003,  the Plan  changed  its  trustee  and recordkeeper from Merrill Lynch Trust Company to ING National Trust.

                                       10

                                                                  ID# 13-1784203
                                                                        Plan 001

                    DEL GLOBAL TECHNOLOGIES CORP. 401(k) PLAN

                              SUPPLEMENTAL SCHEDULE

                          FORM 5500 SCHEDULE H, PART IV
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                     AT END OF YEAR AS OF DECEMBER 31, 2002

                                                        Number of        Current
                 Description                          Units/Shares        Value
                 -----------                          ------------        -----

Common Trust:
   Merrill Lynch Retirement Preservation Trust**        2,697,581       2,697,581

Mutual Funds:
   AIM Premier Equity Fund                                117,977         886,005
   AIM Value Fund                                          21,005         489,002
   Merrill Lynch Global Allocation Fund**                   9,059         103,365
   Merrill Lynch Fundamental Growth Fund**                  2,976          37,795
   Alger Capital Appreciation Retirement Portfolio          4,396          37,106
   Delaware Group Capital Fund                             22,860         320,045
   ING Pilgrim Mid Cap Opportunity Fund                     3,529          30,493
   ING Pilgrim Worldwide Growth Fund                        1,364          16,655
   Oppenheimer Global Growth & Income Fund              4,404          71,689
   John Hancock Small Cap Growth Fund                       2,629          17,693
   The Oakmark Equity & Income Fund Cl. II             26,910         483,572

Common Stock:
   Del Global Technologies Corp. Common Stock              28,926          91,118

**Participant Loan Funds*
   Other                                                  129,025         129,025
                                                                       ----------

                         Total                                         $5,411,144
                                                                       ==========

*      Maturing 2001 to 2006 at interest rates of 8.0% to 10.0%
**     Permitted Party-in Interest

                                       11

                                   SIGNATURES

THE PLAN.  Pursuant to the  requirement of the Securities  Exchange Act of 1934, the trustees (or other persons who  administer  the employee  benefit plan) have duly  caused this  annual  report to be signed on its behalf by the  undersigned hereunto duly authorized.

                                      Del Global Technologies Corp. 401(k) Plan
                                      -----------------------------------------
                                                (Name of Plan)

Date:  October 28, 2003               By: /s/ Thomas V. Gilboy
                                          --------------------
                                          Thomas V Gilboy
                                          Chief Financial Officer
                                          Plan Trustee, Del Global Technologies
                                          Corp. 401(k) Plan

                                       12